Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0845 F: +1 202.637.3593 stephanihildebrandt@ eversheds-sutherland.com

April 6, 2018

Via Edgar

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Stellus Capital Investment Corporation – Preliminary Proxy Statement on Schedule 14A

Dear Sir or Madam:

On behalf of Stellus Capital Investment Corporation (the “Company”), we are filing a revised Preliminary Proxy Statement on Schedule 14A (the “Revised Preliminary Proxy Statement”) pursuant to the rules and regulations of the Securities Exchange Act of 1934. The Company is filing the Revised Preliminary Proxy Statement to permit the staff of the Securities and Exchange Commission an opportunity to review disclosure related to an additional proposal that has been approved by the Company’s board of directors for inclusion in the agenda for the Company’s 2018 annual stockholders’ meeting.

Please call me at the above number if you have any questions or comments regarding the foregoing.

Sincerely,

/s/ Stephani M. Hildebrandt

cc:	Robert T. Ladd

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